# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: MINIM, INC., CIK 0001467761
CUSIP: 60365W102
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 848 Elm Street, Manchester, New Hampshire (NH), 03101
Date of event which requires filing of this statement: 02/18/2025
Filed by CIK 0002054128
Persons authorized to receive notices and communications: Cao Yu, Room 802, Building 47, Rongcheng Garden,, Xiangcheng District,, Suzhou City, Jiangsu Province, China (F4), 215100, 86 152 5004 8607

## Reporting persons
- Cao Yu (CIK 0002054128): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: personal funds (PF); sole voting power 3,007,368; shared voting power 0; sole dispositive power 3,007,368; shared dispositive power 0; aggregate amount beneficially owned 3,007,368 (31.4% of the class)
  Comment: The above-referenced shares of common stock beneficially owned by the Reporting Person consist of (i) 1,129,920 shares of Series A Convertible Preferred Stock, $0.001 par value per share, which are convertible into shares of common stock at a ratio of 1.4 shares of common stock for each share of Series A Convertible Preferred Stock, and (ii) a warrant to purchase up to an additional 1,425,480 shares of common stock, par value $0.01 per share, with an exercise price equal to $1.00 per share, subject to adjustment therein.
- Hu Bin (CIK 0002053987): type of reporting person: individual (IN); citizenship or place of organization: Germany (2M); source of funds: personal funds (PF); sole voting power 2,255,378; shared voting power 0; sole dispositive power 2,255,378; shared dispositive power 0; aggregate amount beneficially owned 2,255,378 (23.5% of the class)
  Comment: The above-referenced shares of common stock beneficially owned by the Reporting Person consist of (i) 847,384 shares of Series A Convertible Preferred Stock, $0.001 par value per share, which are convertible into shares of common stock at a ratio of 1.4 shares of common stock for each share of Series A Convertible Preferred Stock, and (ii) a warrant to purchase up to an additional 1,069,040 shares of common stock, par value $0.01 per share, with an exercise price equal to $1.00 per share, subject to adjustment therein.
- Youxin Consulting Limited (CIK 0002053977): type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); source of funds: working capital (WC); sole voting power 0; shared voting power 3,421,732; sole dispositive power 0; shared dispositive power 3,421,732; aggregate amount beneficially owned 3,421,732 (35.7% of the class)
  Comment: The above-referenced shares of common stock beneficially owned by the Reporting Person consist of (i) 242,141 shares of Series A Convertible Preferred Stock, $0.001 par value per share, which are convertible into shares of common stock at a ratio of 1.4 shares of common stock for each share of Series A Convertible Preferred Stock, (ii) a warrant to purchase up to an additional 305,480 shares of common stock, par value $0.01 per share, with an exercise price equal to $1.00 per share, subject to adjustment therein, and (iii) 2,656,980 shares of common stock and 85,910 shares of Series A Convertible Preferred Stock, $0.001 par value per share, which are convertible into shares of common stock at a ratio of 1.4 shares of common stock for each share of Series A Convertible Preferred Stock.
- Li Wai Chung (CIK 0002056059): type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); source of funds: working capital (WC); sole voting power 0; shared voting power 3,421,732; sole dispositive power 0; shared dispositive power 3,421,732; aggregate amount beneficially owned 3,421,732 (35.7% of the class)
  Comment: The above-referenced shares of common stock are owned of record by Youxin Consulting Limited and consist of (i) 242,141 shares of Series A Convertible Preferred Stock, $0.001 par value per share, which are convertible into shares of common stock at a ratio of 1.4 shares of common stock for each share of Series A Convertible Preferred Stock, (ii) a warrant to purchase up to an additional 305,480 shares of common stock, par value $0.01 per share, with an exercise price equal to $1.00 per share, subject to adjustment therein, and (iii) 2,656,980 shares of common stock and 85,910 shares of Series A Convertible Preferred Stock, $0.001 par value per share, which are convertible into shares of common stock at a ratio of 1.4 shares of common stock for each share of Series A Convertible Preferred Stock.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value
Name of issuer: MINIM, INC.
Address of issuer's principal executive offices: 848 Elm Street, Manchester, New Hampshire (NH), 03101

## Item 2. Identity and Background
Name of person filing: This Statement is being filed by Cao Yu, Hu Bin, Youxin Consulting Limited and Li Wai Chung (collectively, the "Reporting Persons"). The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached hereto as Exhibit 1.
Residence or business address: Cao Yu's address is Room 802, Building 47, Rongcheng Garden, Xiangcheng District, Suzhou City, Jiangsu Province, China 215100. Hu Bin's address is Sudetehstrabe 62, Neu-Ulm, Germany. Youxin Consulting Limited's address is Room 2404, World-Wide House, 19 Des Voeux Road Central, Hong Kong, People's Republic of China. Li Wai Chung's address is c/o Youxin Consulting Limited, Room 2404, World-Wide House, 19 Des Voeux Road Central, Hong Kong, People's Republic of China.
Present principal occupation or employment: Cao Yu is the treasury director of Taifeng Cultural Communication Co., Ltd. Hu Bin is a director of DC International Service Trade GmbH. Youxin Consulting Limited's principal business is to make and hold investments. Li Wai Chung is the director of Youxin Consulting Limited.
Criminal convictions in the last five years: During the past five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Persons have not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Cao Yu is a citizen of the People's Republic of China. Hu Bin is a citizen of Germany. Youxin Consulting Limited is formed under the laws of Hong Kong, People's Republic of China. Li Wai Chung is a citizen of Hong Kong, People's Republic of China.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Securities (as defined in Item 6 below) collectively owned by the Reporting Persons, as reported on this Schedule 13D, were purchased with the personal funds of Cao Yu and Hu Bin and the working capital of Youxin Consulting Limited pursuant to the Amended and Restated Securities Purchase Agreement, dated as of February 18, 2025, among the Issuer, the Reporting Persons, and the Seller (as further defined in Item 6), as described in Item 6 below, for the aggregate purchase price of $500,000.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 of this Statement is incorporated herein by reference. The Reporting Persons hold the shares of the Common Stock of the Issuer for general investment purposes. The Reporting Persons may, from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of Common Stock or other securities of the Issuer, dispose of any such securities, or engage in discussions with the Issuer concerning such acquisitions or dispositions or further investments in the Issuer. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Common Stock or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Issuer in the open market, in privately negotiated transactions, pursuant to 10b5-1 trading plans or otherwise.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 7-11 of the cover pages of this Statement and Item 2 above.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7-11 of the cover pages of this Statement and Item 2 above.
Transactions in the class effected during the past sixty days: Except as reported on this Schedule 13D, none of the Reporting Persons has effected any transactions in the Issuer's securities within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: On February 18, 2025, the Issuer entered into, and simultaneously closed the transactions under, the Amended and Restated Securities Purchase Agreement (the "Purchase Agreement") among Cao Yu, Hu Bin and Youxin Consulting Limited (the "Purchasers"), David Lazar ("Seller") and the Issuer, whereby Seller sold to the Purchasers (i) 2,219,447 shares of his Series A Convertible Preferred Stock, $0.001 par value per share ("Seller Preferred Stock"), (ii) a warrant to purchase up to an additional 2,800,000 shares of Common Stock, with an exercise price equal to $1.00 per share, subject to adjustment therein (the "Warrant"), and (iii) 2,656,980 shares of Common Stock and 85,910 shares of Series A Convertible Preferred Stock, $0.001 par value per share ("Power of Attorney Shares", and together with the Seller Preferred Stock and the Warrant, the "Securities"). The Purchasers also purchased certain receivables that the Issuer owed to Seller (the "Lazar Receivables"). The purchase price for the Securities and the Lazar Receivables was $500,000. As further consideration for the sale of the Securities, Seller has the opportunity to be paid by the Purchasers an additional $3,400,000, less any indemnity and other obligations payable by Seller, if (i) the Issuer's Common Stock is listed on the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, or any successors to any of the foregoing (each a "Trading Market") on or before December 31, 2025 and (ii) the Issuer has satisfied all applicable initial and continuing listing requirements of the applicable Trading Market. Additionally, if the foregoing is achieved, Seller will also receive a number of newly issued shares of Common Stock of the Issuer equal to 3% of the then outstanding shares of Common Stock on the date the Issuer's Common Stock is listed on a Trading Market pursuant to Section 4(a) (2) of the Securities Act of 1933, as amended. The Purchase Agreement includes a covenant that, promptly following the closing, the Issuer will take all actions reasonably necessary to amend its certificate of incorporation to increase the Stated Value (as defined in the certificate of incorporation) of the Series A Convertible Preferred Stock from $1.40 to $2.75 in consideration for cancelling the Warrant and forgiving the Lazar Receivables. The forgoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by the reference to the Purchase Agreement, which is filed as Exhibit 99.1 to this Schedule 13D, and is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Joint Filing Agreement, dated February 25, 2024, by and among the Reporting Persons (filed herewith).

Exhibit 99.1 Amended and Restated Securities Purchase Agreement by and among the Issuer, the Purchasers and Seller, effective as of February 18, 2025 (filed as Exhibit 10.1 to the Issuer's Current Report on Form 8-K on February 24, 2025 and incorporated herein by reference).

https://www.sec.gov/Archives/edgar/data/1467761/000182912625001187/miniminc_ex10-1.htm

## Signatures
- Cao Yu: /s/ Cao Yu, Cao Yu (02/25/2025)
- Hu Bin: /s/ Hu Bin, Hu Bin (02/25/2025)
- Youxin Consulting Limited: /s/ Li Wai Chung, Li Wai Chung (02/25/2025)
- Li Wai Chung: /s/ Li Wai Chung, Li Wai Chung (02/25/2025)